Exhibit 99.2
NEWS RELEASE
FOR IMMEDIATE RELEASE
October 16, 2006

Extendicare Inc. Receives Shareholder Approval for Plan of Arrangement to Distribute
Assisted Living Concepts, Inc. and to Convert Extendicare Inc. to a REIT

MARKHAM, ONTARIO - Extendicare Inc. (TSX: EXE and EXE.A; NYSE: EXE.A) announced today it has received 97.44% shareholder approval of the plan of arrangement (the “Arrangement”) from its holders of Subordinate Voting Shares and 99.96% from its holders of Multiple Voting Shares to distribute Assisted Living Concepts, Inc. (ALC) and convert the remaining business of Extendicare into a Canadian real estate investment trust (Extendicare REIT). Shareholders also approved the adoption of a unitholder rights plan for Extendicare REIT.

As previously announced, the Arrangement is subject to certain conditions, including the requirement that the Ontario Superior Court of Justice approve the Arrangement. Extendicare is scheduled to appear before the Court on October 24, 2006, to apply for a final order approving the Arrangement. If all conditions to the implementation of the Arrangement have been satisfied or waived, the effective date of the Arrangement is expected to be on or about November 1, 2006.

On completion of the Arrangement, holders of Extendicare Subordinate Voting Shares will receive for each share one Class A common share of ALC and one Extendicare REIT unit or, if permitted and they so elect, one exchangeable limited partnership unit (Exchangeable LP Unit). Holders of Extendicare Multiple Voting Shares will receive for each share one Class B common share of ALC and 1.075 Extendicare REIT units or, if permitted and they so elect, 1.075 Exchangeable LP Units. The Extendicare REIT units will be listed on the Toronto Stock Exchange and the ALC Class A common shares will be listed on the New York Stock Exchange.

About Us
Extendicare is a major provider of long-term care and related services in North America. Through its subsidiaries, Extendicare operates 438 nursing and assisted living facilities in North America, with capacity for over 34,700 residents. As well, through its operations in the United States, Extendicare offers medical specialty services such as subacute care and rehabilitative therapy services, while home health care services are provided in Canada. The Company employs 38,100 people in North America.

Forward-looking Statements
Statements contained in this release other than statements of historical fact, including statements regarding anticipated financial performance, business strategy and management’s plans and objectives for future operations, are forward-looking statements. These forward-looking statements can be identified as such because the statements generally include words such as “expect”, “intend”, “anticipate”, “believe”, “estimate”, “plan” or “objective” or other similar expressions. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, these statements. In addition to the risks and uncertainties related to these statements, other risks and uncertainties are identified in Extendicare Inc.’s or Extendicare Health Services, Inc.’s filings with Canadian and United States securities regulators and include, but are not limited to, the following: changes in the Company’s structure from a reorganization of all or part of Extendicare from the recently announced initiative by the Board of Directors; changes in the health care industry in general and the long-term care industry in particular because of political and economic influences; changes in regulations governing the industry and the Company's compliance with such regulations; changes in government funding levels for health care services; resident care litigation, including exposure for punitive damage claims and increased insurance costs, and other claims asserted against the Company; the Company’s ability to maintain and increase census levels; changes in foreign currency translation; the Company’s ability to attract and retain qualified personnel; the availability and terms of capital to fund the Company’s capital expenditures; changes in competition; and demographic changes. Given these risks and uncertainties, readers are cautioned not to place undue reliance on the Company’s forward-looking statements. All forward-looking statements contained in this report are necessarily estimates reflecting the best judgement of the party making such statements based upon current information, and the Company assumes no obligation to update any forward-looking statement.

As a conversion by the Company into a Canadian real estate investment trust and the distribution of Assisted Living Concepts, Inc. will be subject to and conditional upon, among other things, court approval, some or all of which conditions are beyond the control of the Company, there can be no assurance that such a conversion will occur or will occur within a particular time frame.

For further information, contact:

Christopher Barnes
Manager, Investor Relations
Phone: (905) 470-5483
Fax: (905) 470-4003
Email: cbarnes@extendicare.com
Visit Extendicare’s Website @ www.extendicare.com